Exhibit 99.1

XELR8 Holdings, Inc. Announces First Quarter 2009 Financial Results
15% Improvement in Net Loss From Operations as Compared to Last Year

DENVER, May 5, 2009 /PRNewswire-FirstCall via COMTEX/ -- XELR8 Holdings, Inc. (OTC Bulletin Board: XELR), a provider of functional foods, beverages and nutritional supplements, announced today its financial results for the quarter ended March 31, 2009.

Financial and operational highlights for the first quarter:

•	Revenue decreased 17% in the first quarter as compared to the same period one year ago

•	Gross profit was $1.0 million in the first quarter, a decline of 20% compared to the same period one year ago

•	Cash and cash equivalents were $1.0 million as of March 31, 2009

Net revenue for the first quarter ended March 31, 2009 was $1.3 million, a 17% decrease compared to net revenue of $1.6 million for the first quarter ended March 31, 2008. Gross profit declined to $1.0 million for the three months ended March 31, 2009, down 20% from $1.2 million in the prior year period. Gross margin in the quarter was 75%, as compared to 77% in the same quarter one year ago, due to the launch of the new Bazi sales materials, the Empower magazine and DVD.  These materials have lower gross margins as compared to the gross margin on core products. Net loss for the three months ended March 31, 2009, improved 15% to $0.64 million, or $(0.04) per share, compared to a loss of $0.75 million, or $(0.05) per share, in the prior year.

John Pougnet, XELR8 Holdings CEO said, "Unfortunately, our revenue during the quarter was negatively affected by the recent tightening in the national credit markets, overall economic conditions, and negative consumer sentiment, which has similarly affected the industry as a whole, including many of our direct competitors.    Despite the negative growth in quarterly revenue compared to the comparable period in 2008, our continued focus on process improvement and operational efficiencies has yielded a significant reduction in operating expenses; resulting in a 15% improvement to the bottom line compared to the first quarter of 2008.  These overall reductions occurred despite the incurrence of substantial costs associated with the launch of the new Bazi marketing materials, the Empower magazine and DVD, which has already provided a stimulus to revenue growth going forward, which should accelerate as overall economic conditions improve.”

Mr. Pougnet continued, “We are excited by the continued high energy and motivation we see in our independent distributors.  With their continued efforts and an improving national business climate, we are optimistic that our objective of achieving positive cash flow and increasing shareholder value will be realized prior to the end of 2009.  In addition, we look forward to our second national event this year, ‘Mile High Super Saturday’ to be held here in Denver this August; during which we will make an exciting announcement."

“As we announced in February, our affiliation with the prestigious Steadman Hawkins clinic in South Carolina and the Greenville Hospital System validates the many health benefits experienced by people who enjoy Bazi as a daily nutritional supplement.  We are pleased to have partnered with some of the best-trained and most experienced physicians in the field of sports medicine and orthopedic surgery,” concluded Mr. Pougnet.

FINANCIAL TABLES TO FOLLOW

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. XELR8's primary product is Bazi(TM), a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different super fruits and berries, including the Chinese jujube, the South American Acai Berry, Blueberries and Raspberries plus 12 vitamins and 68 minerals, providing all the daily vitamins and minerals you need in a single, convenient, great tasting one-ounce shot.

XELR8's commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as 3-time World Series Champion Curt Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and former Head Coach Mike Shanahan; professional football superstars Brian Griese and Marco Rivera; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. Additionally, XELR8 has collaboration agreements with both the renowned Steadman Hawkins Clinic and the Greenville Hospital System of South Carolina. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

Safe Harbor

Except for the historical information contained herein, the matters set forth in this press release, including the description of the company and its products offerings, are forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the historical volatility and low trading volume of our stock, the risk and uncertainties inherent in the early stages of growth companies, the company's need to raise substantial additional capital to proceed with its business, risks associated with competitors, and other risks detailed from time to time in the company's most recent filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The company disclaims any intent or obligation to update these forward-looking statements.

    Investor Relations
    David Elias
    516-967-0205

XELR8 HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$958,285	$1,576,510
Accounts receivable, net of allowance for doubtful accounts of $3,097 and $3,071, respectively	8,857	6,825
Inventory, net of allowance for obsolescence of $118,239 and $116,095, respectively	244,635	176,236
Prepaid expenses and other current assets	332,061	509,377
Total current assets	1,543,838	2,268,948

Intangible assets, net	21,026	21,411
Property and equipment, net	51,313	35,832

Total assets	$1,616,177	$2,326,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$508,545	$643,426
Return reserve	134,836	134,836
Accrued payroll and benefits	100,651	71,193
Other accrued expenses	91,275	104,662

Total Liabilities	835,307	954,117

SHAREHOLDERS’ EQUITY (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001par value, none issued or outstanding	-	-
Common stock, authorized 50,000,000 shares, $.001 par value, 15,697,170 shares issued and outstanding	15,697	15,697
Additional paid in capital	24,005,410	23,958,422
Accumulated (deficit)	(23,240,237)	(22,602,045)

Total shareholders’ equity	780,870	1,372,074

Total liabilities and shareholders’ equity	$1,616,177	$2,326,191

The accompanying notes are an integral part of these condensed consolidated financial statements.
* Derived from audited Financial Statements

XELR8 HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
Three Months Ended March 31, 2009 and 2008

	For the Three Months Ended March 31, 2009	For the Three Months Ended March 31, 2008

Net sales	$1,316,423	$1,577,784
Cost of goods sold	335,704	359,578
Gross profit	980,719	1,218,206

Operating expenses:
Selling and marketing expenses	1,001,541	1,090,792
General and administrative expenses	610,967	868,886
Research and development expenses	325	424
Depreciation and amortization	9,800	11,844
Total operating expenses	1,622,633	1,971,946

Net (loss) from operations	(641,914)	(753,740)
Other income (expense)
Interest income	3,722	19,278
Other expense	-	(13,770)
(Loss) on disposal of asset	-	(1,130)

Total other income (expense)	3,722	4,378

Net (loss)	$(638,192)	$(749,362)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.04)	$(0.05)

Weighted average common shares
outstanding, basic and diluted	15,697,170	15,334,533

The accompanying notes are an integral part of these condensed consolidated financial statements.

XELR8 HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
Three Months Ended March 31, 2009 and 2008

	For the Three Months Ended March 31, 2009	For the Three Months Ended March 31, 2008

Cash flows from operating activities:
Net loss	$(638,192)	$(749,362)
Adjustments to reconcile
Depreciation and amortization	9,800	11,844
Stock and stock options issued for services	46,988	275,375
Expense related to anti-dilution of warrants	-	13,770
Loss on asset disposal	-	1,130
Change in allowance for doubtful accounts	26	1,848
Change in allowance for inventory obsolescence	2,144	(14,716)
Change in allowance for product returns	-	10,092
Changes in assets and liabilities:
Accounts receivable	(2,058)	4,392
Inventory	(70,543)	94,736
Other current assets	177,316	3,808
Accounts payable and accrued expenses	(118,810)	131,383
Net cash (used) by operating activities	(593,329)	(215,700)

Cash flows from investing activities:
Capital expenditures	(24,896)	-
Net cash (used) by investing activities	(24,896)	-

Cash flows from financing activities:
Issuance of common stock, net	-	452,974
Net cash provided by financing activities	-	452,974

NET INCREASE (DECREASE) IN CASH	(618,225)	237,274
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,576,510	2,245,858
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$958,285	$2,483,132

The accompanying notes are an integral part of these condensed consolidated financial statements.